SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                            GOLDEN TELECOM, INC.
  --------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
              ------------------------------------------------
                               (CUSIP Number)

                              NAOMI KOBAYASHI
               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS
                         PRIVATE EQUITY FUND, L.P.
                      C/O CAPITAL INTERNATIONAL, INC.
                        11100 SANTA MONICA BOULEVARD
                                 15TH FLOOR
                       LOS ANGELES, CALIFORNIA 90025
                               (310) 996-6000
----------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                MAY 11, 2001
              -----------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE EQUITY
        FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,257,314**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,257,314**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,257,314**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.17%

14  TYPE OF REPORTING PERSON*

        PN


*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPITAL INTERNATIONAL INVESTMENTS, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,257,314**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,257,314**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,257,314**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.17%

14  TYPE OF REPORTING PERSON*

        OO-LIMITED LIABILITY COMPANY


*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPITAL INTERNATIONAL, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,257,314**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,257,314**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,257,314**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.17%

14  TYPE OF REPORTING PERSON*

        CO;IA


*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAPITAL GROUP INTERNATIONAL, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,257,314**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,257,314**

                10  SHARED DISPOSITIVE POWER

                    NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,257,314**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.17%

14  TYPE OF REPORTING PERSON*

        HC;CO


*  See Instructions to Schedule 13D
** See Items 5 and 6 below

Introductory Statement

     This Amendment No. 2 amends and supplements the Schedule 13D originally filed on December 27, 1999 by Capital International Global Emerging Markets Private Equity Fund, L.P. ("CIPEF"), Capital International Investments, LLC ("Capital Investments"), Capital International, Inc. ("Capital International") and Capital Group International, Inc. ("CGII" and, together with CIPEF, Capital Investments and Capital International, the "Reporting Parties"), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Parties on April 12, 2001, with respect to the shares of common stock, par value $.01 per share (the "Common Stock") held by CIPEF in Golden Telecom Inc., a Delaware corporation ("Golden Telecom").

     CIPEF, a Delaware limited partnership, is a private investment partnership. Capital Investments, a Delaware limited liability company, is a limited liability company and is the sole general partner of CIPEF. Capital International, a California corporation, is an investment management company and the managing member of Capital Investments. CGII is the sole shareholder of Capital International. CGII, a California corporation, is a holding company for a group of investment management companies.

     The address of the principal office of CIPEF and Capital Investments is 135 South State College Boulevard, Brea, CA 92821. The address of the principal office of Capital International and CGII is 11100 Santa Monica Boulevard, Los Angeles, CA 90025.

     The address of the principal executive office of Golden Telecom is c/o Representation Office Golden Teleservices, Inc., 12 Trubnaya Ulitsa, Moscow, Russia 103045.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

Item 3 is hereby amended by deleting the entire text therein and replacing it with the following:

     The purchase price for the 1,250,000 shares of Common Stock acquired pursuant to the Subscription Agreement (attached hereto as Exhibit 99.1) was $15,000,000. The aggregate purchase price of the 428,600 shares of Common Stock acquired in open market purchases was $4,999,662.90. The purchase price for the 487,805 shares of Common Stock acquired pursuant to the Share Purchase Agreement (as defined in Item 6 below and a copy of which is attached hereto as Exhibit 99.3) was $5,000,000. Assuming the exercise in full of the option under CIPEF's Stock Option Agreement (as defined in Item 6 below and a copy of which is attached hereto as Exhibit 99.4), the purchase price payable for the 90,909 shares of Common Stock to be acquired upon the exercise of such option is $999,999 (subject to adjustment if certain conditions are met, as described in Item 6 below and as more particularly set forth in Sections 3(d) and 5 of CIPEF's Stock Option Agreement).

     In each case, the funds for the acquisition of the shares of Common Stock by CIPEF came from the capital contributions of the general partner and the limited partners of CIPEF.

Item 4.   Purpose of Transaction
          ----------------------

ITEM 4 is hereby amended by deleting the entire text of the existing paragraph (b) thereof and replacing it with the following:

     (b) CIPEF has entered into the New Shareholders Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.7), which contains certain provisions for the nomination and removal of the directors of Golden Telecom.

Item 4 is hereby further amended and supplemented by adding the following paragraph after paragraph (b) of Item 4 (as heretofore amended):

     The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 4 in its entirety.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended by deleting the entire text therein and replacing it with the following:

     (a) As of the date hereof, CIPEF beneficially owns 2,257,314 shares of Common Stock, representing approximately 9.17% of the outstanding shares of Common Stock (assuming the full exercise of the option under CIPEF's Stock Option Agreement (as defined in Item 6) for 90,909 shares).

     Due to their relationship with CIPEF (see Item 2), as of the date hereof, Capital International, Capital Investments and CGII may be deemed to beneficially own 2,257,314 shares of Common Stock (assuming the full exercise of the option under CIPEF's Stock Option Agreement (as defined in Item 6) for 90,909 shares). Based on an aggregate of 24,621,958 outstanding shares of Common Stock (which is the approximate number of shares reported by Golden Telecom in its Form 10-Q for the quarter ended March 31, 2001 to be outstanding at May 9, 2001), this would represent approximately 9.17% of the outstanding shares of Common Stock. Each of Capital Investments, Capital International and CGII disclaims beneficial ownership of all Common Stock beneficially owned by CIPEF.

     In connection with the transactions contemplated by that certain Share Purchase Agreement dated as of April 2, 2001 (as described in Item 6 below), a Shareholders Agreement, dated as of May 11, 2001 (the "New Shareholders Agreement"), was entered into among Golden Telecom, Global TeleSystems Europe Holdings B.V., a company organized and registered under the laws of the Netherlands ("GTS Holdings"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), CIPEF, and Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund" and, together with Cavendish, "Barings").

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of GTS Holdings, Alfa Telecom, Cavendish and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Parties' knowledge, as of May 18, 2001, each of GTS Holdings, Alfa Telecom, Cavendish, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers of shares of Common Stock: GTS Holdings - 2,861,206 (11.62 % of Golden Telecom); Alfa Telecom - 12,731,707 (51.71 %
of Golden Telecom); Cavendish - 1,384,226 (5.62 % of Golden Telecom) and First NIS Fund - 739,425 (3.00 % of Golden Telecom). The numbers and percentages for each of Alfa Telecom, Cavendish and First NIS Fund assume the full exercise of options under the Stock Option Agreements (as defined in Item 6) and, in the case of Cavendish and First NIS Fund, assume the allocation to them of 90.01% and 9.09%, respectively,of the shares subject to the option under the Stock Option Agreement to which they are a party.

     To the best of the Reporting Parties' knowledge, as of May 18, 2001, GTS Holdings, Alfa Telecom, Cavendish, First NIS Fund and CIPEF, in the aggregate, but not individually, may be deemed to beneficially own 17,701,151 shares of Common Stock (71.89% of Golden Telecom). Each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by GTS Holdings, Alfa Telecom, Cavendish and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Parties or any other person named in
Item 2 hereof is the beneficial owner of any shares of Common Stock beneficially owned by GTS Holdings, Alfa Telecom, Cavendish or First NIS Fund.

     Except as set forth herein, to the knowledge of the Reporting Parties, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock.

     (b) CIPEF may be deemed to have sole power to vote or direct the voting of, and to dispose or direct the disposition of, the 2,257,314 shares of Common Stock beneficially owned by CIPEF (assuming the full exercise of the option under CIPEF's Option Agreement for 90,909 shares). As noted above, each of Capital International, Capital Investments and CGII disclaims beneficial ownership of all shares beneficially owned by CIPEF.

     Under the New Shareholders Agreement, CIPEF has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision. As noted above, each of the Reporting Parties disclaims beneficial ownership of all shares of Common Stock beneficially owned by GTS Holdings, Alfa Telecom, Cavendish and First NIS Fund.

     (c) The disclosure set forth in Item 6 of this statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein, none of the Reporting Parties or, to the knowledge of the Reporting Parties, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The partners of CIPEF have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by CIPEF.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          -------------------------------------------------------------

     Item 6 is hereby amended by deleting the entire text therein and replacing it with the following language:

     (a) Share Purchase Agreement and Stock Option Agreements. On April 2, 2001, Global TeleSystems, Inc. (formerly known as Global TeleSystems Group, Inc.), a Delaware corporation ("GTS"), entered into a share purchase agreement (the "Share Purchase Agreement"), with each of Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands ("Alfa Holdings"), CIPEF, Cavendish and First NIS Fund, with respect to the conditional sale by GTS of 10,731,707 shares of Common Stock to Alfa Holdings for $110,000,000, 487,805 shares of Common Stock to CIPEF for $5,000,000, 886,927 shares of Common Stock to Cavendish for $9,091,000, and 88,683 shares of Common Stock to First NIS Fund for $909,000. Subsequent to the execution of the Share Purchase Agreement, Alfa Holdings assigned its rights thereunder to Alfa Telecom, and GTS assigned its rights thereunder to Global TeleSystems Europe B.V., a company organized and registered under the laws of the Netherlands, which in turn assigned such rights to GTS Holdings.

     The consummation of the sale and purchase contemplated by the Share Purchase Agreement (the "Closing") took place on May 11, 2001. At the Closing, Alfa Telecom, CIPEF and Barings (the "Stock Option Parties") entered into separate stock option agreements with GTS Holdings (the "Stock Option Agreements"), which give the Stock Option Parties (or their designees) an option to purchase, during the 60-day period after Closing, up to the following number of shares, allocated as follows: Alfa Telecom - 2,000,000 shares of Common Stock, CIPEF 90,909 shares of Common Stock, and Barings - 181,818 shares of Common Stock. The purchase price for these shares is initially $11.00 per share in cash. The Stock Option Agreements provide that, during this 60-day period, GTS Holdings may not sell such shares to any other party.

     In addition, if certain conditions are met, the exercise period for the options under each of the Stock Option Agreements will be extended to cover the twelve-month period after the Closing. During this extended period, each Stock Option Party will continue to have the option to purchase shares of Common Stock allocated to it in respect of which it has not yet exercised an option, at a purchase price per share equal to the greater of (i) $11.00 or (ii) 120% of the average closing price of the Common Stock on The Nasdaq National Market during the 60-trading day period preceding the date of delivery of the related option exercise notice (the "Revised Exercise Price"). In addition, if the exercise period is extended as described above, and GTS Holdings proposes to sell its remaining shares of Common Stock to a third party at any time during such period (but following the original 60-day period), the Stock Option Agreements provide the Stock Option Parties with certain rights of first refusal in respect of the shares GTS Holdings proposes to transfer. Pursuant to Alfa Telecom's Stock Option Agreement, for the twelve-month period following the Closing, Alfa Telecom (or its designee) has the right, upon written notice to GTS Holdings (a "Contingent Call Notice"), to require GTS Holdings to sell to Alfa Telecom (or its designees) any of the shares of Common Stock that GTS Holdings continues to own, at a per share price equal to the Revised Exercise Price.

     Copies of the Share Purchase Agreement and CIPEF's Stock Option Agreement with GTS Holdings are included as Exhibit 99.3 and Exhibit 99.4 to this statement, respectively, and qualify the disclosure set forth herein in its entirety.

     (b) Standstill Agreement. In connection with entering into the Share Purchase Agreement, GTS and each of the Stock Option Parties entered into a Standstill Agreement with Golden Telecom dated as of March 31, 2001, pursuant to which each of them agreed, among other things, not to (i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of Golden Telecom in excess of specified levels and (iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of two years following the Closing. In addition, the Standstill Agreement grants to each of the Stock Option Parties and GTS a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the Standstill Agreement. A copy of the Standstill Agreement is included as Exhibit 99.5 to this statement and qualifies the disclosure set forth herein in its entirety.

     (c) Amendment of Prior Shareholders Agreement. On November 13, 1999, CIPEF entered into a Subscription Agreement (included as Exhibit 99.1 to this statement) with Golden Telecom, dated that same date (the "Subscription Agreement"), pursuant to which Golden Telecom issued and sold 1,250,000 shares of Common Stock to CIPEF. Following CIPEF's purchase of shares pursuant to the Subscription Agreement, Golden Telecom, GTS and CIPEF entered into a Shareholders and Registration Rights Agreement dated as of December 24, 1999 (the "Prior Shareholders Agreement"). In addition to providing for certain registration rights to be exercised by CIPEF, the Prior Shareholders Agreement also provided that if GTS proposed to sell shares of Common Stock to a third party and that sale would result in (x) such third party owning more than one-third plus one share of the outstanding Common Stock and (y) GTS holding less than such amount, then
(i) CIPEF may require that a percentage of its shares of Common Stock be included in the sale to the third party or (ii) subject to certain conditions, GTS may require CIPEF to sell a percentage of its shares of Common Stock to the third party. In the Share Purchase Agreement, CIPEF irrevocably agreed to waive the aforementioned rights in connection with the transactions contemplated by the Share Purchase Agreement and the Stock Option Agreements.

     In addition, the Prior Shareholders Agreement provided that Golden Telecom would appoint one individual designated by CIPEF to the Board of Directors of Golden Telecom and GTS would vote its shares in favor of such individual. During the period of time that GTS was required to vote for CIPEF's nominee, CIPEF would vote in favor of GTS' nominees.

     Prior to the Closing, the rights of GTS under the Prior Stockholders Agreement were assigned to GTS Holdings. At the Closing, GTS Holdings (as the indirect assignee of GTS), Golden Telecom and CIPEF entered into an amendment to the Prior Shareholders Agreement that, among other things (i) terminated the provisions related to tag-along rights, drag-along rights, and the nomination and removal of directors that are described in the preceding two paragraphs and (ii) amended certain provisions related to the registration rights held by CIPEF.

     The Prior Shareholders Agreement is included as Exhibit 99.2 to this statement and qualifies the disclosure set forth herein in its entirety. The amendment to the Prior Shareholders Agreement is included as Exhibit
99.6 to this statement and qualifies the disclosure set forth herein in its entirety.

     (d) New Shareholders Agreement. Golden Telecom, GTS Holdings and the Stock Option Parties also entered into the New Shareholders Agreement at the Closing. The New Shareholders Agreement provides for a tag-along right exercisable by CIPEF and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than 9,791,999 shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer (not to exceed the number of shares purchased by such exercising party under the Share Purchase Agreement and subject to options under the Stock Option Agreement).

     In addition, the New Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors (plus an additional fourth director if CIPEF and Barings agree to such designation). CIPEF and Barings each have the right to designate one director. GTS Holdings has the right to designate one director, who will be required to resign at the first to occur of (i) GTS Holdings' receipt of at least $150 million of proceeds from the sale of its Common Stock pursuant to the Share Purchase Agreement and upon the exercise of options under the Stock Option Agreements and (ii) such time as GTS Holdings owns fewer than 4% of the outstanding shares of Common Stock. Upon such resignation, Alfa Telecom, CIPEF and Barings will jointly designate a replacement director. In no event, however, will the total number of directors designated by Alfa Telecom exceed four. In addition, the New Shareholders Agreement contains a mechanism pursuant to which GTS Holdings would gain the ability to designate a majority of the directors in the event that Alfa Telecom defaults on the payment of amounts due under a promissory note issued as partial consideration for the shares purchased by Alfa Telecom under the Share Purchase Agreement. Upon Alfa Telecom's ceasing to own fewer than 15% of the issued and outstanding shares of Common Stock, the number of directors designated by Alfa Telecom will be reduced to two. Golden Telecom and each of Alfa Telecom, Barings and CIPEF have agreed that so long as the voting agreement set forth in Section 3 of the New Shareholders Agreement remains in effect, each of them will take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision.

     The New Shareholders Agreement also contains provisions relating to
(i) the assignment by GTS Holdings to Alfa Telecom of registration rights held by GTS Holdings in respect of its shares of Common Stock, and (ii) the right of CIPEF and Barings to purchase their pro rata portion of any shares that are the subject of a Contingent Call Notice issued by Alfa Telecom under its Stock Option Agreement with GTS Holdings. The New Shareholders Agreement is included as Exhibit 99.7 to this statement and qualifies the disclosure set forth herein in its entirety.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended to reflect the replacement of the following exhibits (forms of which were previously filed with Amendment No. 1 on Schedule 13D/A dated April 12, 2001).

99.4 Stock Option Agreement, dated as of May 11, 2001, between Capital International Global Emerging Markets Private Equity Fund, L.P. and Global TeleSystems Europe Holdings B.V.
99.6 Amendment, dated as of May 11, 2001, to Shareholders and Registration Rights Agreement
99.7   Shareholders Agreement dated as of May 11, 2001

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2001


                               CAPITAL GROUP INTERNATIONAL, INC.


                               By:  /s/ Philip de Toledo
                                  -----------------------------------------
                                    Name:   Philip de Toledo
                                    Title:  Senior Vice President


                               CAPITAL INTERNATIONAL, INC.


                               By:  /s/ Christopher D. Chen
                                  -----------------------------------------
                                    Name:   Christopher D. Chen
                                    Title:  Vice President



                               CAPITAL INTERNATIONAL INVESTMENTS, LLC
                               By:   Capital International, Inc.
                               Its:  Managing Member


                               By:  /s/ Christopher D. Chen
                                  -----------------------------------------
                                    Name:   Christopher D. Chen
                                    Title:  Vice President


                               CAPITAL INTERNATIONAL GLOBAL EMERGING MARKETS PRIVATE EQUITY FUND, L.P.
                               By:   Capital International Investments, LLC
                               Its:  General Partner

                               By:   Capital International, Inc.
                               Its:  Managing Member


                               By:  /s/ Christopher D. Chen
                                  -----------------------------------------
                                    Name:   Christopher D. Chen
                                    Title:  Vice President

EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

99.1                Subscription Agreement*

99.2                Shareholders and Registration Rights Agreement*

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., a Delaware corporation, Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey, and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg**

99.4 Stock Option Agreement, dated as of May 11, 2001, between Capital International Global Emerging Markets Private Equity Fund, L.P. and Global TeleSystems Europe Holdings B.V.****

99.5                Standstill Agreement, dated as of March 31, 2001***

99.6 Amendment, dated as of May 11, 2001, to Shareholders and Registration Rights Agreement****

99.7                Shareholders Agreement dated as of May 11, 2001****

99.8                Agreement among Reporting Parties in respect of
                    Schedule 13D Filing***


* Incorporated by reference to the Schedule 13D of the Reporting Parties dated December 27, 1999 (EDGAR Accession No.
       0000895345-99-000575).

** Incorporated by reference to the Schedule 13D of Global TeleSystems, Inc., dated April 5, 2001(EDGAR Accession No. 0000950129-01-001961).

*** Incorporated by reference to the amended Schedule 13D/A of the Reporting Parties dated April 12, 2001 (EDGAR Accession No. 0000895345-01-500046).

****   Filed herewith

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                        CAPITAL INTERNATIONAL, INC.,
                   CAPITAL GROUP INTERNATIONAL, INC. AND
                   CAPITAL INTERNATIONAL INVESTMENTS, LLC

          The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of Capital International, Inc. ("Capital International"), Capital Group International, Inc. ("CGII") and Capital International Investments, LLC ("Capital Investments") is set forth below.

                            Present Principal Occupation or
   Name and Business                   Employment                      Business Address               Citizenship
   ------------------                  -----------                     -----------------              -----------

Capital International
---------------------
Walter P. Stern               Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                  New York, New York  10111-0121

David I. Fisher               Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Shaw B. Wagener               Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                  Los Angeles, CA  90071-1447

Philip de Toledo              Principal Financial Officer         11100 Santa Monica Boulevard,         U.S.A.
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Koenraad C. A. Foulon         Portfolio Manager                   25 Bedford Street                    Belgium
                                                                  London, England  WC2E 9HN

Hartmut Giesecke              Portfolio Manager                   1 Raffles Place                      Germany
                                                                  #24-00 OUB Centre
                                                                  Singapore  0104

Peter C. Kelly                Attorney                            11100 Santa Monica Boulevard,         U.S.A.
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Victor D. Kohn                Portfolio Manager                   11100 Santa Monica Boulevard,         Chile
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Lam Nguyen-Phuong             Private Equity Research Director    1 Raffles Place                       U.S.A.
                                                                  #24-00 OUB Centre
                                                                  Singapore  0104

Darcy B. Kopcho               Research Analyst                    333 South Hope Street                 U.S.A.
                                                                  Los Angeles, CA  90071-1447
CGII
----

David I. Fisher               Portfolio Manager                   11100 Santa Monica Boulevard,         U.S.A.
                                                                  15th Floor
                                                                  Los Angeles, CA  90025-3384

Richard C. Barker             Portfolio Manager                   One Market, Steuart Tower,            U.S.A.
                                                                  Suite 1800
                                                                  San Francisco, CA  94105-1409


Walter P. Stern               Senior Management                   630 5th Avenue, 36th Fl               U.S.A.
                                                                  New York, New York  10111-0121


Nilly Sikorsky                Portfolio Manager                   3 Place des Bergues                Switzerland
                                                                  1201 Geneva, Switzerland

Robert Ronus                  Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                  Los Angeles, CA  90071-1447

Shaw B. Wagener               Portfolio Manager                   333 South Hope Street                 U.S.A.
                                                                  Los Angeles, CA  90071-1447
Capital Investments
-------------------

Koenraad C. A. Foulon         Portfolio Manager                   25 Bedford Street                    Belgium
                                                                  London, England  WC2E 9HN